

03054201

**AR 5/20/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Cornerstone Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4590 MacArthur Boulevard, Suite 610
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Tracy Thomson 949-852-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Pacific Cornerstone Capital, Inc., (the Company) as of December 31, 2002 and related statements of income (loss), changes in stockholder's equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2002 and the results of its operations, stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



George Brenner, CPA

Los Angeles, California
January 15, 2003

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash		$ 24,200
Advance to officer/stockholder		35,170
Computer equipment, at cost, net of accumulated depreciation of $150		669
Petty cash		300
NASD advertising account		25
CRD deposit		93
Total assets		$ 60,457

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 795
Total liabilities		795
Stockholder's equity:		
Common stock, no par value per share; authorized 1,000,000 shares; issued and outstanding 635,853 shares	$ 635,853	
Retained earnings (deficit)	(576,191)	
Total stockholder's equity		59,662
Total liabilities and stockholders equity		$ 60,457

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2002

Revenues:	
DPP concessions	$ 608,102
Private placement fees	149,100
Interest	81
Total revenues	757,283
Expenses:	
Operating Costs – Page 10	1,120,194
Net loss before taxes	(362,911)
Income taxes	--
Net loss	$(362,911)

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Accumulated Deficit	Total
Balance at December 31, 2001	$249,153	$(213,280)	$ 35,873)
Issuance of 386,700 shares of stock for cash	386,700	--	386,700
Net loss for the year ended December 31, 2002	--	(362,911)	(362,911)
Balance at December 31, 2002	$635,853	$(576,191)	$ 59,662

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss		$(362,911)
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	$ 150	
CRD deposit	69	
Concessions receivable	836	
Other	(325)	
Accounts payable	795	
		1,525
Net cash flows used by Operating activities		(361,386)
Cash flows from investing activities:		
Purchase of equipment		(819)
Advance to officer/stockholder		(35,170)
Total		(35,989)
Cash flows from financing activities:		
Issuance of stock for cash		386,700
Net decrease in cash		(10,675)
Cash at beginning of period		34,875
Cash at end of year		$ 24,200

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ --
Interest expense	$ --

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Newport Beach, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of the wholesale and retail of direct participation programs. (DPP)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The company files its income tax returns on the cash basis of accounting. Deferred income taxes result primarily from the use of the cash method for tax purposes whereas the accrual method is used for accounting purposes. There were no material deferred items, net of the valuation allowance, as of December 31, 2002.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were not cash equivalents at December 31, 2002.

NOTE 2 – INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

The Company has approximately $575,000 of federal net operating loss carryforwards to offset future income taxes, which expire principally through 2021 and 2022. For state purposes the carryforwards are reduced to 50% and can only be carried forward five years.

PACIFIC CORNERSTONE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received approximately $608,000 in fees for selling Direct Participation Programs for a related company. In addition, the Company received approximately $149,000 for raising funds for another related customer.

Certain administrative costs of the broker-dealer, such as rent, utilities and clerical, are borne by a related entity until such time as the broker-dealer has sufficient revenues to absorb the costs of such overhead.

NOTE 4 – NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2002, the net capital was $23,405, which exceeded the required minimum capital by $18,405. The aggregate indebtedness to net capital ratio was .03 to 1. See page 8.

NOTE 5 – SIGNIFICANT CUSTOMER

The Company has one customer, which comprises approximately 80% of its DPP programs.

PACIFIC CORNERSTONE CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2002

Total equity from statement of financial condition	$ 59,662
Less non-allowable assets:	
Advance to officer/stockholder	(35,170)
Other	(1,087)
Net capital	$ 23,405

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3%) of aggregate indebtedness of $1,470)	$ 53
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above two figures)	$ 5,000
Excess net capital	$ 18,405

COMPUTATION OF RATIO OF AGGREGATRE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 795
Ratio of aggregate indebtedness to net capital	.03 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited part IIA filing agrees with the audited net capital as reported above.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
January 15, 2003

PACIFIC CORNERSTONE CPAITAL, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2002

Audit Expense	$ 2,430
Cornerstone Realty Concessions	396,953
Cornerstone Ind Prop concessions	140,373
CRF Due Diligence	8,470
Cornerstone Realty Marketing Expense	334,537
Payroll Processing	1,178
Payroll Taxes	16,232
Professional Services	6,663
Salaries & Wages	200,382
Travel Expenses	6,739
All Other	6,237
Total	$1,120,194

See Accompanying Notes to Financial Statements

PART II

PACIFIC CORNERSTONE CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of Pacific Cornerstone Capital, Inc., (hereafter referred to as the "Company") for the year ended December 31, 2002. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



George Brenner, C.P.A.

Los Angeles, California
January 15, 2003